Exhibit 99.2

First Quarter 2014 Earnings Conference Call

May 16, 2014

Constellium

Forward-looking statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify certain forward-looking statements because they contain words such as, but not limited to, “believes”, “expects”,

“may”, “should”, “approximately”, “anticipates”, “estimates”, “intends”, “plans”, “targets”, “likely”, “will”,

“would”, “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, those set forth under the heading “Risk Factors” in our Annual Report on Form 20F, and described from time to time in subsequent reports, filed with the U.S. Securities and Exchange Commission, and include risks relating to the finalization of our U.S. Body-in-White joint venture, including the failure to receive required regulatory approvals. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

Constellium

First Quarter 2014 – Earnings Call 2

Non-GAAP measures

This presentation includes information regarding certain non-GAAP financial measures, including , Adjusted EBITDA, Adjusted EBITDA per metric ton, Adjusted Free Cash Flow and Net Debt. These measures are presented because management uses this information to monitor and evaluate financial results and trends and believes this information to also be useful for investors. Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an adjusted EBITDA-related performance measure when reporting their results. Adjusted EBITDA, Adjusted EBITDA per Metric Ton, Adjusted Free Cash Flow and Net Debt are not presentations made in accordance with IFRS and may not be comparable to similarly titled measures of other companies. These non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures. This presentation provides a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures.

First Quarter 2014 – Earnings Call 3

Constellium

Pierre Vareille

Chief Executive Officer

Constellium

Q1 2014 Highlights

(% changes Q1 2014 vs Q1 2013)

Adjusted EBITDA of €71 million

Strong automotive business drives 60% growth in Adjusted EBITDA in AS&I and solid performance in P&ARP

AS&I achieves record Adjusted EBITDA of €20 million

A&T results impacted by 5-day outage in the hotline at Ravenswood Strong shipments of 269k metric tons, up 3% Revenues: €883 million, up 7% on a like-for-like basis Continued improvement in net trade working capital and days sales outstanding

First Quarter 2014 – Earnings Call 5

Constellium

Q1 Highlights

Ratings upgraded one notch by (Moody’s) to ‘Ba3’ and two notches by (Standard &Poor’s) to ‘BB-’

Successfully completed bond offerings of $400 million and €300 million Selected Neuf Brisach, France facility for 100k metric ton body-in-white expansion Signed joint venture agreement with UACJ, for 100k metric ton body-in-white expansion in the U.S., pending regulatory approvals Announced two new casthouses for our AIRWARE® aluminum lithium family of products

First Quarter 2014 – Earnings Call 6

Constellium

Aerospace Market: strong long term outlook

Market context

High inventory levels in the downstream supply chain, demand stabilizing

Most aerospace business under long term contracts; low spot market exposure

Constellium recent developments

5-day hotline outage in Ravenswood

Impacted by higher LME premiums and the U.S. dollar

AIRWARE® demand stronger than expected; announced two additional casthouses and a recycling facility

First Quarter 2014 – Earnings Call 7

Constellium

Automotive Rolled Market: investing in new BiW capacity in Europe and in the U.S.

Market context

European BiW demand increasing as aluminum goes into new models and more parts per vehicle

US BiW demand a true “game changer”

Constellium recent developments

Q1 2014 BiW volume increased +41% over Q1 2013

BiW capacity expansion in Europe proceeding on plan

Selected Neuf Brisach, France facility for 100k metric ton expansion

Signed U.S. joint venture agreement with UACJ, subject to regulatory approvals

- Selected Bowling Green, Kentucky for new facility

- 100k metric tons of BiW capacity beginning in first half 2016

- Ramp up to full capacity in 2018

- Joint venture total investment of $150 million, Constellium ownership 51%

First Quarter 2014 – Earnings Call 8

Constellium

Automotive Extrusions – strong position in a growing market

Market context

Strong long term global demand for more aluminum in automotive structures, crash management systems and chassis due to lightweighting and regulatory requirements

Constellium recent developments

Q1 2014 Automotive Structures volume has increased +34% since Q1 2013

Strong visibility in orders with over 6 years of production at current rates

Unprecedented level of new customer interest in auto structures and crash management systems from automakers for next generation platforms

First Quarter 2014 – Earnings Call 9

Constellium

Packaging Market: maintained good performance

Market context

European market is 78% aluminum, compared with 100% in U.S., long term conversion opportunities

European demand beginning to improve due to good weather

Constellium recent developments

Packaging volume stable

Fully completed revamp of casting furnace at Neuf Brisach (on time and under budget)

Solid operational performance

First Quarter 2014 – Earnings Call 10

Constellium

Didier Fontaine

Chief Financial Officer

Constellium

Q1 14 Segment Performance

Segment Adjusted EBITDA (€m)

A&T 35 (30)% 24

Q1 2013 26 27

Q1 2014 Q1 2013

12

20

Q1 2014

Q1 2013

Q1 2014 584

395

(32)%

173

171

P&ARP

AS&I (1)% 230 366 59%

Adjusted EBITDA per ton

Shipments (kt) 59 61 + 3%

Shipments (kt) 151 156 + 3%

Shipments (kt) 53 53 + 1%

Adjusted EBITDA per ton and % changes calculated on unrounded underlying figures

First Quarter 2014 – Earnings Call 12 Constellium

Significant improvement in Adjusted Free Cash Flow

Three Months ended Three Months ended

€ millions

March 31, 2014 March 31, 2013

Cash flow from operating activities (4) (47)

Margin calls included in cash flow from

(11)— operating activities

Cash flow from operating activities

(15) (47) excluding margin calls

Capital expenditure (33) (23)

Adjusted Free Cash Flow (48) (70)

First Quarter 2014 – Earnings Call 13

Constellium

Continued progress in reducing net trade working capital

Q1 2012 43 DSOs

+€89m 381 470

514

463

289

401

373

320

222

285

Q1 2013 39 DSOs

Q1 2014 29 DSOs

+€65m

+€111 m

Q4 2011

Q4 2012

Q4 2013

First Quarter 2014 – Earnings Call 14

Constellium

Strong balance sheet with enhanced liquidity

€ millions March 31, 2014

Total Debt(*) 360

Cash and Cash Equivalents 179

Net Debt 181

Net Debt / LTM Adjusted EBITDA 0.7x

Liquidity(**) 360 Liquidity—Pro forma after new refinancing 720

(*) Including fair value of cross currency interest swap and cash pledged for issuance of guarantees (**) Liquidity measured as the sum of Cash and Cash Equivalents and availability under long-term facilities

First Quarter 2014 – Earnings Call 15

Constellium

Refinancing strongly improves debt profile

Issuance of $400 million and €300 million in private placement bonds and €120 million revolving credit facility (all on an unsecured basis)

Terms and conditions significantly improved

Ratings upgraded to Ba3 (Moody’s) and BB- (Standard & Poor’s)

Enhanced liquidity keeps net debt low and allows funding for capital projects while maintaining significant headroom

First Quarter 2014 – Earnings Call 16

Constellium

Key Takeaways

Strong performance in automotive business drove Q1 results

New BiW projects progressing well in Europe and in the U.S.

Signed U.S. joint venture agreement with UACJ, pending regulatory approval

AIRWARE® demand stronger than expected, launched investment in new capacity

Completed refinancing, enhancing liquidity and increasing headroom

First Quarter 2014 – Earnings Call 17

Constellium

Q & A

First Quarter 2014 – Earnings Call 18

Constellium

IFRS Statements

First Quarter 2014 – Earnings Call 19

Constellium

IFRS – Income Statement

Three Months Three Months € millions ended March 31, ended March 31, 2014 2013

Revenue 883 911

Income from operations 56 29

Other expenses (1)—

Finance costs – net (9) (25)

Income before income taxes 46 4

Income tax expense (16) (6)

Net Income / (loss) 30 (2)

First Quarter 2014 – Earnings Call 20

Constellium

IFRS – Statement of financial position

€ millions March 31, 2014 December 31, 2013

Non-current assets 686 674 Current assets 1,106 1,069 Assets held for sale 21 21

Total Assets 1,813 1,764

Equity 45 36 Non-current liabilities 975 970 Current liabilities 783 749 Liabilities held for sale 10 9

Total Liabilities 1,813 1,764

First Quarter 2014 – Earnings Call 21

Constellium

Non-GAAP Measures Reconciliations

First Quarter 2014 – Earnings Call 22

Constellium

Net Debt Reconciliation

€ millions March 31, 2014 December 31, 2013

Borrowings 348 348 Fair value of cross currency interest swap 21 26 Cash and cash equivalents (179) (233) Cash pledged for issuance of guarantees (9) (9)

Net Debt 181 132

First Quarter 2014 – Earnings Call 23

Constellium

Adjusted Free Cash Flow Reconciliation

Three Months Three Months € millions ended March 31, ended March 31, 2014 2013

Cash flow from operating activities (4) (47)

Margin calls included in cash flow from

(11)— operating activities

Cash flow from operating activities

(15) (47) excluding margin calls

Capital expenditure (33) (23)

Adjusted Free Cash Flow (48) (70)

First Quarter 2014 – Earnings Call 24

Constellium

Adjusted EBITDA Reconciliation

€ millions Q1 2014 Q1 2013

Net income / (loss) 30 (2)

Income tax expense 16 6

Income before income tax 46 4

Finance costs—net 9 25

Other expenses / share of results of joint-ventures 1 -

Income from operations 56 29

Depreciation and impairment 9 4

Unrealized losses/(gains) from remeasurement of monetary assets and liabilities 2 (2)

Unrealized losses on derivatives 1 34

Restructuring costs 3 2

Start-up and development costs 3 -

Gain on Ravenswood OPEB plan amendment (8) -

Metal lag 2 2

Other 3 4

Adjusted EBITDA 71 73

First Quarter 2014 – Earnings Call 25

Constellium